EXCITING NEW JOINT VENTURE ANNOUNCED

Vancouver, BC – October 9, 2007 -- Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6). Mr. Graham C. Dickson, the President of Yukon-Nevada Gold Corp. (“YNG”) and Mr. Sun Feng, the Director General of Northwest Geological Exploration and Mining Bureau for Non-Ferrous Metals of the People’s Republic of China (“NWME”) are pleased to announce the completion of an agreement between YNG and Northwest Non-Ferrous International Investment Company Limited (“NWI”), a Chinese investment company 100% owned by NWME, to form a new Canadian company which will explore for and develop mineral resources in the Yukon Territory, Canada.

The new company will, subject to governmental approvals, be named “Yukon-Shaanxi Gold Company Inc.” (“Yukon-Shaanxi”), and will initially be owned by YNG and NWI, each as to a 50% shareholding. The initial Board of Directors of Yukon-Shaanxi will comprise of six Directors, with equal representation from each of YNG and NWI.

Yukon-Shaanxi proposes to acquire, explore and develop mineral resources in the Yukon, and to conduct a public offering of its securities in Canada and to seek a listing of its shares on a Canadian stock exchange. YNG proposes to distribute some of its shares in Yukon-Shaanxi to the shareholders of YNG, but will retain at least a 20% shareholding in Yukon-Shaanxi.

The business alliance between YNG and NWME has been facilitated by the Government of the Yukon, Economic Development.

NWME was founded in 1957 as a subordinate to the Ministry of Metallurgy, Peoples Republic of China. Now wholly owned by the SNG Group, its main business is to prospect and develop mineral resources in the Shaanxi province and overseas. In China NWME is one of the top five exploration and mining Bureaus amongst around 100 provincial Bureaus in terms of revenue and technical capacity. Employing more than 6000 employees including 800 geologists, technologists and engineers, NWME was the first Bureau in China to conduct exploration projects in partnership with companies from Western countries (including the Canadian companies Teck Cominco and Placer Dome). In recent years, NWME has been actively involved in overseas investment; it has exploration projects in a number of countries including Mongolia, Argentina, Indonesia and Guinea.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold ore deposits. Continued growth will occur by increasing or initiating production from its existing properties and by further acquisitions. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Arizona and Nevada in the United States.

This agreement is subject to the receipt of all necessary governmental approvals.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jeanny So
Manager, Investor Relations	Broker Relations Specialist
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 225
Email: nicole@yngc.ca	Email: jeanny@chfir.com

www.yukon-nevadagold.com	www.chfir.com

If you would like to receive press releases via email please contact nicole@yngc.ca and specify "Yukon-Nevada Gold Corp. releases" in the subject line.

Please visit our website at www.yukon-nevadagold.com. You can visit NWME’s website at www.nwme.com.cn.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States or to "U.S. Persons" as such term is defined by regulations under the U.S. Securities Act, unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.